Filed by HeartWare International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934
Subject Company: HeartWare International, Inc.
Commission File No. 000-52595
[HEARTWARE INTERNATIONAL, INC. LETTERHEAD]
13 February 2009
To all HeartWare Employees
As you are all now likely aware, we announced early this morning that we have entered into a definitive merger agreement with Thoratec Corporation. We will be holding an all employee meeting on Friday at 10 Eastern to answer questions about this transaction but hopefully the following outline will help address your most immediate questions:
We have been in discussions with Thoratec for several months and it became increasingly evident that combining our two companies is in the best interest of our customers, both sets of shareholders and is also in the best interest of our employees. This transaction provides our shareholders with a significant premium to the current trading price of our shares, and while it is possible that we could have achieved a similar share price some time in the future, it would have been extremely challenging — among other things, our current share ownership would have been significantly diluted as a result of the additional capital we would have had to raise to run the company. With respect to you, our employees, this transaction with Thoratec is one of the highest compliments we could receive for both the quality of our technology and the caliber of our team. Thoratec wouldn’t be acquiring us if it didn’t believe we offer something truly special.
I’m sure you have a lot of questions and we will answer anything that we actually have an answer for but I thought I would take a shot at answering some you are likely to have.
Why is this best for our shareholders?
•	It provides our shareholders with a significant premium to the current share price, giving them an excellent return and, because 50% of the merger consideration is in shares of Thoratec stock, the opportunity to participate in the upside that may arise from the combination of the two companies.
Why is this good for our employees?
•	Going it alone would have been be a very good option for our employees but as with our shareholders, there is risk associated with remaining independent, both from business and financing viewpoints, particularly in today’s economy. While we are extremely confident that our products and our strategy are the very best, as you all know, there is risk associated with being a development-stage company that is entirely dependent on outside financing for funding. Thoratec is very stable financially so we will actually be better resourced after the transaction closes than we are today.
•	Holders of our stock options (other than unvested incentive stock options) will receive a cash payment at closing for each of their options equal to the difference between

AUS$1.32 and the exercise price for their options. Holders of restricted stock will receive a cash payment of AUS$1.32 at the closing for each share of restricted stock. The amounts payable in respect of your options and restricted stock are payable in US dollars, and this AUS$1.32 amount is based on the current US/AUS exchange rate of 1.5265 which will likely change over time. Therefore, the amounts you receive a closing in respect of your stock options and restricted stock may be more or less depending on the US/AUS exchange rate and the Thoratec share price at that time.
•	Thoratec has excellent benefit plans that are better than the plans we are able to offer today.
•	One of Thoratec’s biggest motivations for doing this deal is that it believes it will substantially benefit from a technology and a talent infusion. In HeartWare, it sees an opportunity to have both, which is why it is very clearly stating that this merger is not about cost cutting but rather about the creation of value through leveraging Thoratec’s existing infrastructure, combining the complementary product lines of both companies, increasing demand for ventricular assist devices and thereby being able to achieve revenue growth more quickly and sustainably.
What happens next?
•	Closing the transaction is subject to the satisfaction of customary closing conditions, including the approval of our shareholders and receipt of antitrust clearances.
•	This process is likely to take at least 4 months but could take as long as 11, so for the foreseeable future, it is business as usual.
•	While there may be discussions at a high level regarding plans for integrating the two companies following the closing, until the closing, we are two independent companies and we will continue to act as such. This means all clinical development, R&D and other programs will continue to be run independently and there will be restrictions on the ability of the companies to share any competitively sensitive information. Because the transaction is subject to regulatory review, we must scrupulously avoid the appearance that we are coordinating any of our current activities with Thoratec.
Is there a chance the deal will not close?
•	Yes. The transaction is subject to customary conditions; including the two I just mentioned (shareholder approval and antitrust clearance). Regardless of whether the deal closes, our job stays the same — continue to improve every day as we have been doing for the past couple of years.
What will happen when the deal does close?
•	HeartWare will become part of Thoratec’s Cardiovascular business and will report into Thoratec’s CEO. As with any merger, there are likely to be some early changes but we expect that initially very little will change.
Will we all have jobs? Will Miami Lakes stay open?
•	Based on what we know today, a large majority of the team will stay with the company. There will likely be a handful of positions either at Thoratec or here where there is a 1 to 1 overlap. (For example, they already have a CEO I noticed). As noted above, Thoratec has been quite explicit about its desire to augment its talent pool — if we continue to have exceptional results clinically and operationally, I expect that we will actually expand the HeartWare team rather than shrink it.
•	There is no plan to close Miami Lakes. Not now, not next year etc. If we continue to make the progress on yields and costs that we have been achieving for the past 6 months, then I expect we will be in this facility or at least this vicinity for the long term whether we are independent or not. Of course, predicting the future has become a dangerous pastime so I can offer no promises, but it is my strong belief that Thoratec will find it impractical to move anything before the HVAD is PMA approved which will occur in late 2011. That is a lifetime from now, particularly these days.
•	Thoratec has a fairly sizeable facility in Burlington, Massachusetts, which includes clinical and R&D teams. I anticipate that over the course of a year or so, we would be incorporated into the Burlington facility and sublease the Framingham office.
What do we do differently now?
•	Absolutely nothing. As noted above, until the transaction closes, we remain independent companies and will continue all planned activities.
•	Thoratec is providing a loan of $20M, which is very helpful but not enough for us to start spending irresponsibly. We have to operate our business under the assumption that we will be a stand alone company for the next 15 years. It was this approach that demonstrated to Thoratec that we were the ones to buy and it is this approach that will ensure that we have a positive outcome, with or without this transaction.
•	The best way to lose everything we have achieved is to become complacent now. We heard from one of our European investigators yesterday that our approach to our customers differentiates us and I want to make sure that we continue to work hard to WOW our customers every day.
What if someone asks you questions about the deal?
•	Your best bet is to refer them to our website since the deal structure will all be public and then you don’t put yourself in the awkward position of trying to interpret legal documents. If it is an investor, have them call David McIntyre or Doug Godshall.
So as I think about it, the company that knows more about VADS than anyone and essentially pioneered this space just told the world that our team and technology are the best things out there. What an incredible compliment. Thank you all for making this possible.
Sincerely,
Doug Godshall

Additional Information about the Mergers and Where to Find it
In connection with the proposed merger, Thoratec Corporation (“Thoratec”) will file a Registration Statement on Form S-4 that will include a proxy statement of HeartWare International, Inc. (“HeartWare”) that also constitutes a prospectus of Thoratec. Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Investors may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by HeartWare and Thoratec with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting HeartWare Investor Relations by e-mail at enquiries@heartware.com.au or by telephone at 61 2 9238 2064 or on the Investor Relations page of Thoratec’s web site at www.thoratec.com or by telephone at (925) 847-8600.
HeartWare, Thoratec and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. A description of the interests in HeartWare of its directors and executive officers is set forth in HeartWare’s proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2008 and the Annual Report filed with the SEC on February 28, 2008. This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting HeartWare Investor Relations by e-mail at enquiries@heartware.com.au or by telephone at 61 2 9238 2064. Information concerning Thoratec’s directors and executive officers is set forth in Thoratec’s proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2008. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Thoratec’s Investors page on its corporate web site at www.thoratec.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of HeartWare stockholders or Thoratec shareholders, generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.
Forward-Looking Statements
This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on HeartWare’s current expectations, estimates, forecasts and projections. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of HeartWare’s stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of HeartWare and Thoratec generally, including those set forth in the filings of HeartWare and Thoratec with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. HeartWare undertakes no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.